Exhibit 99.1

Home Inns Reports Fourth Quarter and Full Year 2011 Financial Results

Full Year Revenue Increased 25% Year over Year to RMB 3.96 billion

A Total of 1,426 Hotels in 212 Cities in China

Integration of Motel 168 Seeing Improvement Results

Shanghai, March 8, 2012 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Financial Highlights

•	Home Inns began to consolidate Motel 168 results starting October 1, 2011. Integration of Motel 168 is on track.

•	Total revenues increased 64.2% year over year to RMB 1,309.9 million (US$208.1 million).

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Net income attributable to Home Inns’ shareholders was RMB 32.7 million (US$5.2 million) which includes a net loss of RMB 17.5 million (US$2.8 million) from Motel 168, compared to RMB 33.0 million in 2010.

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Income from operations was RMB 33.2 million (US$5.3 million). Adjusted income from operations was RMB 78.5 million (US$12.5 million), compared to RMB 116.1 million in the same period of 2010. The operating cost structure of the core business remained stable and profitability remained in line after taking into account the one-time benefit of Shanghai World Expo in 2010 and higher pre-opening expenses.

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EBITDA (non-GAAP) increased to RMB 229.2 million (US$36.4 million) from RMB 132.2 million year over year. Excluding non-operating items and one-time charges, adjusted EBITDA (non-GAAP) was RMB 227.4 million (US$36.1 million), compared to RMB 201.3 million in 2010 which was boosted by 2010 Shanghai World Expo.

•	Diluted losses per ADS for the fourth quarter of 2011 were RMB 0.12 (US$0.02); adjusted diluted earnings per ADS (non-GAAP) for the current quarter were RMB 0.73 (US$0.12).

Full Year 2011 Financial Highlights

•	Total revenues increased 25.0% year over year to RMB 3.96 billion (US$629.1 million), including revenues of RMB 367.6 million (US$58.4 million) from Motel 168 brand since October 1, 2011.

•	Net income attributable to shareholders for the year was RMB 351.5 million (US$55.9 million), compared to RMB 359.5 million in 2010 which includes one-time benefit from the Shanghai World Expo.

•	Income from operations was RMB 297.4 million (US$47.3 million). Adjusted income from operations (non-GAAP) was RMB 457.3 million (US$72.7 million), compared with RMB 583.7 million in 2010.

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EBITDA (non-GAAP) for the full year increased to RMB 949.0 million (US$150.8 million) from 812.0 million in 2010. Excluding non-operating items and non-recurring charges, adjusted EBITDA (non-GAAP) was RMB 900.2 million (US$143.0 million), compared to RMB 918.8 million in 2010.

•	Diluted earnings per ADS for the full year were RMB 2.51 (US$0.40); adjusted diluted earnings per ADS (non-GAAP) for the full year were RMB 6.92 (US$1.10).

“In 2011, Home Inns accomplished several important milestones. Not only did we build a portfolio of over 1,000 hotels by 2011, a goal we set 5 years ago, we exceeded our target of new hotel openings for the year with 306 new hotels, we launched and expanded our mid-scale Yitel brand, we furthered our multi-brand strategy and acquired Motel 168,” said Mr. David Sun, Home Inns’ Chief Executive Officer. “Across a total of 1,426 hotels across 212 cities in China, we delivered solid operating performance with consistent year-over-year revenue growth and maintained strong profitability even when the macroeconomic environment softened in the latter part of the year.”

Mr. Sun continued, “As we move into our tenth year of operation, we will continue to concentrate on growing a healthy portfolio and developing our multi-brand strategy. The integration of Motel 168 is on track, and we are already seeing operational improvements. We are confident that Motel 168 will contribute significantly to the long-term performance of the company. In 2012 we plan to open 330 to 360 new hotels spread across our three brands, while at the same time implementing initiatives to improve productivity and efficiency across our network of hotels. Overall, we are pleased with the evolution of the business and believe our clearly-defined growth strategy, proven execution and sound investments well position Home Inns to capture the growth opportunities in the Chinese travel industry in 2012 and beyond.”

Operational Highlights

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During the fourth quarter of 2011, Home Inns opened 125 new hotels, including 54 new leased-and-operated hotels (including one new Yitel hotel) and 71 new franchised-and-managed hotels (including one new Yitel hotel and 10 Motel 168 hotels). Home Inns opened 306 new hotels under Home Inn and Yitel brands during 2011, adding 105 new leased-and-operated hotels and 201 new franchised-and-managed hotels. Home Inns opened 10 new franchised-and-managed hotels under Motel 168 brand since October 1, 2011.

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As of December 31, 2011, Home Inns operated across 212 cities in China with a total of 1,426 hotels, of which 698 were leased-and-operated hotels (including three Yitel Hotels and 144 Motel 168 hotels) and 728 were franchised-and-managed hotels (including one Yitel hotel and 163 Motel 168 hotels). The average number of guest rooms per hotel was 124.

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Home Inns is pleased with feedback from customers regarding the Yitel product and services, and will continue to refine, develop and expand the Yitel brand; Mr. Winston Wong, a 20-year consumer industry veteran, joined Home Inns as a Senior Vice President in February 2012, and will become the General Manager of Yitel Division in mid March to oversee Yitel brand’s increasing development and operational activities. Ms. May Wu, the Chief Strategy Officer and current Yitel CEO will relinquish her daily responsibilities on Yitel at that time and remain as the Chief Strategy Officer to focus on the Company’s overall business planning and strategic initiatives, including continued involvement in Yitel’s development and expansion.

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In addition, Home Inns had another 198 hotels contracted or under construction as of December 31, 2011, of which, 55 were leased-and-operated hotels (including three hotels under Motel 168 brand) and 143 were franchised-and-managed hotels (including 25 hotels under Motel 168 brand).

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As of December 31, 2011, Home Inn brand had 5.1 million active non-corporate members, representing a 41% increase from 3.6 million as of December 31, 2010. As of December 31, 2011, Motel 168 brand had 2.5 million active non-corporate members.

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The occupancy rate for all hotels in operation was 84.2% in the fourth quarter of 2011. Excluding Motel 168, the occupancy rate was 88.4%, compared with 90.4% in the same period in 2010 and 94.1% in the third quarter of 2011. The decrease in occupancy rate year over year was due to a slower economic growth as compared with the same period in 2010. The decrease in occupancy rate sequentially was primarily due to seasonality. Occupancy for the full year 2011 was 88.8%, which included Motel 168 since October 1, 2011. Excluding Motel 168, occupancy for the full year 2011 was 90.3%, a decrease from 93.5% in 2010 mainly due to absence of the one-time benefit of the Shanghai World Expo in 2010 and weaker market conditions in the fourth quarter of 2011.

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RevPAR, defined as revenue per available room, was RMB 141 in the fourth quarter of 2011. Excluding Motel 168, RevPAR was RMB 153, compared with RMB 156 in the same period in 2010 and RMB 169 in the third quarter of 2011. The year-over-year RevPAR decrease was attributed to a lower occupancy rate impacted by macro-economy conditions during the quarter. The sequential decrease in RevPAR was primarily due to seasonality. RevPAR for the full year 2011 was RMB 152, which included Motel 168 since October 1, 2011. Excluding Motel 168, RevPAR for the full year 2011 was RMB 156, compared with RMB 164 in 2010, which benefited from the Shanghai World Expo.

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Excluding Motel 168, RevPAR for Home Inns’ hotels that had been in operation for at least 18 months was RMB 163 for the fourth quarter of 2011, compared to RMB 162 for the same group of hotels in the fourth quarter of 2010. Excluding Motel 168, RevPAR for Home Inns’ hotels located outside of Shanghai that had been in operation for at least 18 months during the fourth quarter of 2011 was RMB 162 compared to RMB 157 for the same group of hotels in the fourth quarter of 2010. The RevPAR growth at mature hotels was attributed to a higher average daily rate.

Fourth Quarter and Full Year 2011 Financial Results

Home Inns’ total revenues for the fourth quarter of 2011 increased 64.2% year over year to RMB 1.31 billion (US$208.1 million), including revenues from Motel 168 of RMB 367.6 million (US$58.4 million). Excluding Motel 168, total revenues for the fourth quarter of 2011 were RMB 942.3 million (US$149.7 million), an increase of 18.1% year over year.

For the full year 2011, total revenues increased 25.0% year over year to RMB 3.96 billion (US$629.1 million), including revenues from Motel 168 of RMB 367.6 million (US$58.4 million). Excluding Motel 168, total revenues for the full year 2011 were RMB 3.59 billion (US$570.7 million), an increase of 13.4% year over year.

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Total revenues from leased-and-operated hotels for the fourth quarter of 2011 were RMB 1.18 billion (US$187.7 million), representing a 62.9% increase year over year and a 33.9% increase sequentially. Excluding Motel 168, total revenues from leased-and-operated hotels for the fourth quarter of 2011 were RMB 829.8 million (US$131.8 million), an increase of 14.5% year over year and a decrease of 5.9% sequentially. Excluding Motel 168, the year-over-year increases were mainly driven by a greater number of hotels in operation and better RevPAR at mature hotels, while the sequential decrease was mainly due to seasonality.

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For the full year 2011, total revenues from leased-and-operated hotels were RMB 3.56 billion (US$565.6 million), representing a 22.3% increase year over year. Excluding Motel 168, total revenues from leased-and-operated hotels for the full year were RMB 3.21 billion (US$509.8 million), an increase of 10.2% year over year. Home Inns opened 106 new leased-and-operated hotels under Home Inn and Yitel brands during the year.

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Total revenues from franchised-and-managed hotels for the fourth quarter of 2011 were RMB 128.7 million (US$20.5 million), representing a 76.3% increase year over year and a 21.5% increase sequentially. Excluding Motel 168, total revenues from franchised-and-managed hotels for the fourth quarter of 2011 were RMB 112.5 million (US$17.9 million), an increase of 54.0% year over year and an increase of 6.2% sequentially. Excluding Motel 168, the year-over-year and sequential increases in revenues from franchised-and-managed hotels for the current quarter were mainly driven by a larger number of such hotels in operation.

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For the full year 2011, total revenues from franchised-and-managed hotels were RMB 400.0 million (US$63.6 million), representing a 55.8% increase year over year driven by a greater number of such hotels in operations. Motel 168 had 163 franchised-and-managed hotels as of December 31, 2011. Excluding Motel 168, total revenues from franchised-and-managed hotels for the full year were RMB 383.7 million (US$61.0 million), an increase of 49.4% year over year. Home Inns opened 201 new franchised-and-managed hotels under Home Inn and Yitel brands during the year 2011 and opened 10 new franchised-and-managed hotels under Motel 168 brand during the fourth quarter of 2011.

Total operating costs and expenses for the fourth quarter of 2011 were RMB 1.20 billion (US$189.9 million). Total operating costs and expenses excluding share-based compensation expenses, acquisition expenses and integration cost (non-GAAP) for the current quarter increased from RMB 633.2 million in the same quarter a year ago to RMB 1.15 billion (US$182.7 million), representing 87.8% of total revenues, compared with 79.4% for the same quarter a year ago and 77.6% for the previous quarter of 2011.

Excluding Motel 168, total operating costs and expenses for the fourth quarter of 2011 were RMB 818.7 million (US$130.1 million). Excluding Motel 168, operating costs and expenses excluding share-based compensation expenses and acquisition expenses (non-GAAP) for the current quarter was RMB 793.0 million (US$126.0 million), representing 84.2% of total revenues. Excluding these items, the increase in total operating costs and expenses over total revenues was mainly driven by the absence of one-time benefit of Shanghai World Expo in 2010 and higher pre-opening costs and higher mix of new hotels in their ramp up stage where revenue lags behind costs.

For the full year 2011, total operating costs and expenses were RMB 3.41 billion (US$542.3 million). Total operating costs and expenses excluding share-based compensation expenses, acquisition expenses and integration cost (non-GAAP) were RMB 3.25 billion (US$516.9 million) or 82.2% of total revenues for 2011, compared with RMB 2.39 billion or 75.5% of total revenues for 2010. Excluding these items, the increase in total operating costs and expenses over total revenues was mainly driven by the absence of Shanghai World Expo impact and an accelerated development plan which drove higher pre-opening costs and greater dilutive impact from hotels in their ramp up stages.

Excluding Motel 168, total operating costs and expenses for the full year 2011 were RMB 3.04 billion (US$482.4 million). Excluding Motel 168, operating costs and expenses excluding share-based compensation expenses and acquisition expenses (non-GAAP) for the full year increased by 21.1% to RMB 2.90 billion (US$460.1 million), representing 80.6% of total revenues.

•	Total leased-and-operated hotel costs for the fourth quarter of 2011 were RMB 1.07 billion (US$169.5 million), representing 90.3% of the leased-and-operated hotel revenues. Excluding Motel 168, total leased-and-operated hotel costs for the fourth quarter of 2011 were RMB 709.8 million (US$112.8 million), representing 85.5% of the leased-and-operated hotel revenues. This compared to 79.7% for the same quarter in 2010 and 76.5% for the previous quarter of 2011. Excluding Motel 168, the year-over-year increase in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues was mainly due to the absence of one-time benefit from the Shanghai World Expo in 2010, a slower growth of the market and a higher pre-opening costs of RMB 29.9 million for hotels under construction. The sequential increase was driven by seasonality.

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For the full year 2011, total leased-and-operated hotel costs were RMB 2.96 billion (US$470.4 million). Leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues were 83.2%. Excluding Motel 168, total leased-and-operated hotel costs were RMB 2.60 billion (US$413.7 million), representing 81.2% of the leased-and-operated hotel revenues, compared to 74.7% in 2010. Excluding Motel 168, the increase in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues was mainly due to the absence of one-time benefit from the Shanghai World Expo in 2010, dilutive impact from Motel 168 operating at a lower margin than Home Inns core business and a higher pre-opening costs of RMB 102.3 million for hotels under construction.

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Personnel costs of franchised-and-managed hotels for the fourth quarter of 2011 were RMB 20.1 million (US$3.2 million), including share-based compensation expenses of RMB1.7 million (US$0.3 million), representing 15.6% of franchised-and-managed hotel revenues. This compared to 16.5% for the same quarter in 2010 and 23.9% for the previous quarter of 2011. Excluding Motel 168, personnel costs of franchised-and-managed hotels for the fourth quarter of 2011 were RMB 17.7 million (US$2.8 million) including share-based compensation expenses of RMB1.7 million (US$0.3 million), representing 15.8% of franchised-and-managed hotel revenues.

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For the full year 2011, personnel costs of franchised-and-managed hotels were RMB 72.0 million (US$11.4 million), including share-based compensation expenses of RMB 3.4 million (US$0.5 million), representing 18.0% of franchised-and-managed hotel revenues. This compared to 17.2% for the full year 2010. Excluding Motel 168, personnel costs of franchised-and-managed hotels were RMB 69.7 million (US$11.1 million), including share-based compensation expenses of RMB 3.4 million (US$0.5 million), representing 18.2% of franchised-and-managed hotel revenues.

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Sales and marketing expenses for the fourth quarter of 2011 were RMB 19.6 million (US$3.1 million), representing 1.5% of total revenues, compared to RMB 7.3 million or 0.9% of total revenues in the same period of 2010. The increase in sales and marketing expenses as percentage of total revenues year over year was mainly due to a higher spending to enhance Home Inns’ on-line presence during the quarter. Excluding Motel 168, sales and marketing expenses for the fourth quarter of 2011 were RMB 16.0 million (US$2.5 million), representing 1.7% of total revenues. For the full year 2011, sales and marketing expenses were RMB 44.5 million (US$7.1 million), representing 1.1% of total revenues, compared with RMB 33.3 million or 1.1% of total revenues in 2010. Excluding Motel 168, sales and marketing expenses for the full year 2011 were RMB 40.9 million (US$6.5 million), representing 1.1% of total revenues. Prior to the second quarter of 2011, Home Inns did not apply any estimated redemption rate for accrual of estimated reward costs due to limited history in its customer rewards program. Starting April 2011, Home Inns began to apply an estimated redemption rate based on accumulated knowledge of redemption and expiration of the reward points.

•	General and administrative expenses for the fourth quarter of 2011 were RMB 89.1 million (US$14.2 million) which include share-based compensation expenses of RMB 15.8 million (US$2.5 million),

acquisition expenses of RMB 6.3 million (US$1.0 million) and integration cost of RMB 4.9 million (US$0.8 million). General and administrative expenses excluding share-based compensation expenses, acquisition expenses and integration cost (non-GAAP) were RMB 62.1 million (US$9.9 million), or 4.7% of the total revenues, compared with 4.6% of the total revenues in the same period of 2010 and 5.5% in the previous quarter of 2011. Excluding Motel 168, general and administrative expenses for the fourth quarter of 2011 were RMB 75.2 million (US$12.0 million) which include share-based compensation expenses of RMB 15.8 million (US$2.5 million) and acquisition expenses of RMB 6.3 million (US$1.0 million).

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General and administrative expenses for the full year were RMB 335.9 million (US$53.4 million). General and administrative expenses excluding share-based compensation, acquisition expenses and integration cost (non-GAAP) were RMB 198.0 million (US$31.5 million) or 5.0% of total revenues, compared with 4.4% in 2010. Excluding Motel 168, general and administrative expenses for the full year 2011 were RMB 322.0 million (US$51.2 million) which include share-based compensation expenses of RMB 69.3 million (US$11.0 million) and acquisition expenses of RMB 63.8 million (US$10.1 million).

The above resulted in an income from operations for the fourth quarter of 2011 of RMB 33.2 million (US$5.3 million). Income from operations excluding share-based compensation expenses, acquisition expenses and integration cost (non-GAAP) for the fourth quarter of 2011 was RMB 78.5 million (US$12.5 million), or 6.0% of total revenues. Excluding Motel 168, income from operations for the fourth quarter of 2011 was RMB 63.5 million (US$10.1 million). Excluding Motel 168, income from operations excluding share-based compensation expenses and acquisition expenses (non-GAAP) for the fourth quarter of 2011 was RMB 89.3 million (US$14.2 million), or 9.5% of total revenues, compared to RMB 116.1 million or 14.5% of total revenues in the same period of 2010 and RMB 160.0 million or 16.2% of total revenues in the previous quarter of 2011. The main reasons for the year-over-year decrease in income from operations were less revenue generation due to market condition in the fourth quarter of the year, higher pre-opening costs and the absence of the one-time benefit from the Shanghai World Expo in 2010. The sequential decrease in income from operations was mainly due to seasonality.

For the full year 2011, income from operations was RMB 297.4 million (US$47.3 million). Income from operations excluding share-based compensation, acquisition expenses and integration cost (non-GAAP) for the full year was RMB 457.3 million (US$72.7 million), or 11.5% of total revenues. Excluding Motel 168, income from operations for the full year 2011 was RMB 327.7 million (US$52.1 million). Excluding Motel 168, income from operations excluding share-based compensation expenses and acquisition expenses (non-GAAP) for the full year was RMB 468.1 million (US$74.4 million), or 13.0% of total revenues, compared with RMB 583.7 million, or 18.4% for the previous year. This margin decline was primarily due to the absence of one-time benefit from the Shanghai World Expo in 2010 and higher pre-opening costs driven by accelerated growth while the overall cost structure of the business remained stable.

EBITDA (non-GAAP) for the fourth quarter of 2011 was RMB 229.2 million (US$36.4 million). Excluding any share-based compensation expenses, foreign exchange gain, gain on fair value change of convertible notes, acquisition expenses, integration cost and non-operating expenses, adjusted EBITDA (non-GAAP) was RMB 227.4 million (US$36.1 million), or 17.4% of total revenues. Excluding Motel 168, EBITDA (non-GAAP) for the fourth quarter of 2011 was RMB 208.6 million (US$33.1 million). Excluding Motel 168, adjusted EBITDA (non-GAAP) excluding any share-based compensation expenses, foreign exchange gain, gain on fair value change of convertible notes, acquisition expenses and non-operating expenses, was RMB 187.8 million (US$29.8 million), or 19.9% of total revenues, compared to RMB 201.3 million or 25.2% of total revenue in the same period in 2010.

For the full year 2011, EBITDA (non-GAAP) was RMB 949.0 million (US$150.8 million). Excluding any share-based compensation expenses, foreign exchange gain, gain on buy-back of convertible bond, gain on fair value change of convertible bond, acquisition expenses, integration cost and non-operating expenses, adjusted EBITDA (non-GAAP) was RMB 900.2 million (US$143.0 million), or 22.7% of total revenues. Excluding Motel 168, EBITDA (non-GAAP) for the full year was RMB 928.3 million (US$147.5 million). Excluding Motel 168, adjusted EBITDA (non-GAAP) excluding any share-based compensation expenses, foreign exchange gain, gain on buy-back of convertible bond, gain on fair value change of convertible notes, acquisition expenses and non-operating expenses, was RMB 860.6 million (US$136.7 million), or 24.0% of total revenues, compared to RMB 918.8 million or 29.0% of total revenues in the full year 2010. The decrease in percentage of adjusted EBITDA (non-GAAP) over total revenues year over year was mainly due to the absence of the one-time benefit from Shanghai World Expo in 2010, and an accelerated hotel development in 2011 as discussed above.

Net income attributable to Home Inns’ shareholders for the fourth quarter of 2011 was RMB 32.7 million (US$5.2 million). Adjusted net income attributable to Home Inns’ shareholders (non-GAAP), which excludes any share-based compensation expenses, foreign exchange gain, gain on fair value change of convertible notes, acquisition expenses, integration cost, non-operating expenses and upfront fee amortization of term loan, was RMB 36.6 million (US$5.8 million) for the fourth quarter of 2011. Excluding Motel 168, net income attributable to Home Inns’ shareholders for the fourth quarter of 2011 was RMB 50.2 million (US$8.0 million). Excluding Motel 168, adjusted net income attributable to Home Inns’ shareholders (non-GAAP) excluding any share-based compensation expenses, foreign exchange gain, gain on fair value change of convertible notes, acquisition expenses, non-operating expenses and amortization of upfront fee of the term loan borrowing, was RMB 35.2 million (US$5.6 million), compared to that of RMB 102.2 million from the same period in 2010 and RMB 132.0 million for the previous quarter of 2011.

For the full year 2011, net income attributable to Home Inns’ shareholders was RMB 351.5 million (US$55.9 million). Adjusted net income (non-GAAP), which excludes any share-based compensation expenses, foreign exchange gain, gain on buy-back of convertible bond, acquisition expenses, integration cost, gain on fair value change of convertible bond, withholding tax for profit distribution of previous periods, non-operating expenses and upfront fee amortization of term loan, was RMB 326.1 million (US$51.8 million) for 2011, a decrease of 30.1% from the previous year. Excluding Motel 168, net income attributable to Home Inns’ shareholders for the full year was RMB 369.0 million (US$58.6 million). Excluding Motel 168, adjusted net income (non-GAAP), which excludes any share-based compensation expenses, foreign exchange gain, gain on buy-back of convertible bond, acquisition expenses, gain on fair value change of convertible bond, withholding tax for profit distribution of previous periods, non-operating expenses and amortization of upfront fees of the term loan borrowing, was RMB 324.6 million (US$51.6 million), a decrease of 30.4% from the previous year.

Basic earnings per share for the fourth quarter of 2011 were RMB 0.36 (US$0.06), while diluted losses per share were RMB 0.06 (US$0.01). Basic earnings per ADS were RMB 0.72 (US$0.11), while diluted losses per ADS were RMB 0.12 (US$0.02). Excluding any share-based compensation expenses, foreign exchange gain, gain on fair value change of convertible notes, acquisition expenses, integration cost and non-operating expenses, adjusted basic earnings per share (non-GAAP) were RMB 0.40 (US$0.06), while adjusted diluted earnings per share (non-GAAP) were RMB 0.37 (US$0.06). Adjusted basic earnings per ADS (non-GAAP) were RMB 0.81 (US$0.13) while adjusted diluted earnings per ADS (non-GAAP) were RMB 0.73 (US$0.12).

Excluding Motel 168, adjusted basic and diluted basic earnings per share (non-GAAP) for the fourth quarter of 2011, which excludes any share-based compensation expenses, foreign exchange gain, gain on fair value change of convertible notes, acquisition expenses and non-operating expenses, were RMB 0.39 (US$0.06) and RMB 0.35 (US$0.06) respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 0.78 (US$0.12) and RMB 0.71 (US$0.11), respectively.

For the full year 2011, basic and diluted earnings per share amounted to RMB 4.17 (US$0.66) and RMB 1.26 (US$0.20), respectively, and basic and diluted earnings per ADS were RMB 8.35 (US$1.33) and RMB 2.51 (US$0.40), respectively. Excluding any share-based compensation expenses, foreign exchange gain, gain on buy-back of convertible bond, acquisition expenses, integration cost, gain on fair value change of convertible bond, withholding tax for profit distribution of previous periods and non-operating expenses, adjusted basic and diluted earnings per share (non-GAAP) were RMB 3.87 (US$0.62) and RMB 3.46 (US$0.55), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 7.74 (US$ 1.23) and RMB 6.92 (US$1.10), respectively.

Excluding Motel 168, adjusted basic and diluted earnings per share (non-GAAP) for the full year 2011, which excludes any share-based compensation expenses, foreign exchange gain, gain on buy-back of convertible bond, acquisition expenses, gain on fair value change of convertible bond, withholding tax for profit distribution of previous periods and non-operating expenses, were RMB 3.85 (US$0.61) and RMB 3.44 (US$0.55) respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 7.71 (US$1.22) and RMB 6.89 (US$1.09), respectively.

Net operating cash flow for the fourth quarter of 2011 was RMB 211.8 million (US$33.7 million), compared to RMB 209.7 million from the fourth quarter of 2010. Capitalized expenditures for the fourth quarter of 2011 were RMB 238.1 million (US$37.8 million), while related cash paid for capital expenditures during the quarter was RMB 244.0 million (US$38.9 million).

For the full year 2011, net operating cash flow was RMB 798.5 million (US$126.9 million). Capitalized expenditures for the full year of 2011 were RMB 909.1 million (US$144.4 million), while related cash paid for capital expenditures during the year was RMB 739.9 million (US$117.6 million).

As of December 31, 2011, Home Inns had cash and cash equivalents of RMB 1.79 billion (US$283.8 million). The outstanding balance of its convertible bonds (issued in 2007) was RMB 113.1 million (US$18.0 million) including principal and accrued interest. Outstanding balance of long-term financial liability (measured at fair value) arose from the convertible notes issued in December 2010 was RMB 971.7 million (US$154.4 million). The balance of its short-term and long-term loans together was RMB 1.51 billion (US$240.3 million).

In connection with the acquisition of Motel 168, Home Inns entered into a US$240.0 million US dollar denominated, 4-year term loan facility agreement in 2011. After-tax profits from Home Inns’ subsidiaries in China will be distributed to its overseas holding company borrower in order to service the debt. Home Inns has recognized the relevant deferred tax liability of RMB 38.3 million (US$ 6.1 million) as of December 31, 2011 in connection with cumulative distributable earnings since 2008 using a 5% dividend withholding tax rate provided as a preferential rate by the tax arrangement between PRC and Hong Kong. Home Inns assessed that it will probably get approval on this preferential dividend tax rate of 5%. In case this preferential rate is not approved, a 10% dividend withholding tax rate will be applied.

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2939 to US$1.00, the noon buying rate for December 31, 2011 set forth in the H.10 statistical release of the Federal Reserve Board.

Because of the dilutive impact, net income for diluted earnings per ADS calculation is adjusted to exclude interest expenses of convertible bonds issued in December 2007 and convertible notes issued in 2010, foreign exchange gains from convertible notes, gain on fair value change of convertible notes and gain on buy-back of convertible bonds. Adjusted diluted earnings per ADS (non-GAAP) exclude foreign exchange gain, share-based compensation expenses, merger and acquisition expenses, integration cost, gain on change in fair value of convertible notes, gain on buy-back of convertible bond and withholding tax for distributable earnings from previous periods since 2008 to 2010. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Outlook for First Quarter and Full Year 2012

Home Inns expects to open 330 to 360 new hotels in 2012, including approximately 105-125 leased-and-operated hotels (including three to five Motel 168 hotels) and 225-235 franchised-and-managed hotels (including 27 to 35 Motel 168 hotels).

Home Inns expects total revenues for the group for 2012 to be in the range of RMB 5,815 million (US$923.9 million) to RMB 5,910 million (US$939.0 million), representing a growth of 46.9% to 49.3% over 2011. Total revenues for the group in the first quarter of 2012 are expected to be in the range of RMB 1,210 million (US$192.2 million) to RMB 1,240 million (US$197.0 million).

Total revenues for Motel 168 brand for 2012 are expected to be in the range of RMB 1,575 million (US$250.2 million) to 1,600 million (US$254.2 million). Total revenues for Motel 168 brand in the first quarter of 2012 are expected to be in the range of RMB 320 million (US$50.8 million) to RMB 330 million (US$52.4 million).

Excluding Motel 168, total revenues for 2012 are expected to be in the range of RMB 4,240 million (US$673.7 million) to RMB 4,310 million (US$684.8 million). Excluding Motel 168, total revenues in the first quarter of 2012 are expected to be in the range of RMB 890 million (US$141.4 million) to RMB 910 million (144.6 million).

This forecast reflects Home Inns’ current and preliminary view, which is subject to change.

Conference Call Information

Home Inns’ management will hold an earnings conference call at 9:00 PM on March 8, 2012 U.S. Eastern Standard Time (10:00 AM on March 9, 2012 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	800.819.0121
Hong Kong:	+852.2475.0994
U.S. (toll free):	+1.866.519.4004
U.S. and International:	+1.718.354.1231

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until the end of March 15, 2012 U.S. Eastern Daylight Time.

U.S. toll free:	+1.866.214.5335
International:	+1.718.354.1232
Conference ID number:	48253166

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, trade on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our expected successful consolidation and integration of Motel 168 with our existing operations; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures: total operating costs and expenses excluding share-based compensation expenses and merger and acquisition expenses, general and administrative expenses excluding share-based compensation expenses, merger and acquisition expenses and integration cost, income from operations excluding share-based compensation expenses, merger and acquisition expenses and integration cost, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, merger and acquisition expenses, integration cost, withholding tax for profit distribution of previous periods and non-operating expenses, adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, merger and acquisition expenses, integration cost, withholding tax for profit distribution of previous periods and non-operating expenses, and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, merger and acquisition expenses, integration cost and non-operating expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns’ operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns’ operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns’ net income for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Home Inns’ business. In addition, Home Inns’ EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns’ future results will be unaffected by other charges and gains Home Inns considers to be outside the ordinary course of its business.

Home Inns completed its acquisition of 100% equity interest in Motel 168, and took control of Motel 168 effective on October 1, 2011. Home Inns consolidated Motel 168’s operating and financial results since October 1, 2011. Home Inns presented certain separated financial data of Motel 168 in this earning release, in the purpose of providing more information to investors. Home Inns will provide separated financial data of Motel 168 for around 4 quarters.

For investor and media inquiries, please contact:

Ethan Ruan

Home Inns & Hotels Management Inc.

Tel: +86-21-3401-9898 x2004

Email: zjruan@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2010	December 31, 2011
	RMB ‘000	RMB ‘000	US$ ‘000
ASSETS
Current assets:
Cash and cash equivalents	2,382,643	1,786,038	283,773
Restricted cash	21,552	205,926	32,718
Accounts receivable	43,274	91,980	14,614
Receivables from related parties	5,659	6,379	1,014
Consumables	25,459	43,049	6,840
Prepayments and other current assets	77,886	160,791	25,547
Deferred tax assets, current	42,613	75,446	11,987

Total current assets	2,599,086	2,369,609	376,493

Investment in an affiliated company	—	8,301	1,319
Property and equipment, net	2,104,393	3,452,846	548,602
Goodwill	390,882	2,197,728	349,184
Intangible assets, net	42,393	1,174,452	186,602
Other assets	50,473	147,135	23,377
Deferred tax assets, non-current	98,918	199,765	31,739

Total assets	5,286,145	9,549,836	1,517,316

LIABILITIES
Current liabilities:
Accounts payable	45,742	91,457	14,531
Payables to related parties	4,182	2,797	444
Short term loans	—	346,550	55,061
Finance lease liabilities	—	7,006	1,113
Salaries and welfare payable	141,839	178,032	28,286
Income tax payable	42,397	80,356	12,767
Other taxes payable	15,308	27,295	4,337
Deferred revenues	73,150	202,870	32,233
Convertible bonds	—	113,051	17,962
Other unpaid and accruals	96,840	154,498	24,547
Other payables	419,118	847,090	134,589
Deferred tax liability, current	—	38,313	6,087

Total current liabilities	838,576	2,089,315	331,957

Long term loans	—	1,165,666	185,206
Deferred rental	191,034	593,955	94,370
Deferred revenues, non-current	56,996	79,202	12,584
Finance lease liabilities	—	7,750	1,231
Deposits	33,454	63,472	10,085
Unfavorable lease liability	13,211	396,774	63,041
Convertible bonds	159,402	0	0
Financial liability	1,227,577	979,008	155,549
Deferred tax liability, non-current	11,552	294,728	46,828

Total liabilities	2,531,802	5,669,870	900,851

Commitments and contingencies
Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 81,716,084 and 90,659,882 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	3,257	3,542	563
Additional paid-in capital	1,913,734	2,683,923	426,432
Statutory reserves	94,114	125,863	19,998
Retained earnings	732,194	1,051,976	167,142

Total Home Inns shareholders’ equity	2,743,299	3,865,304	614,135

Noncontrolling interests	11,044	14,662	2,330

Total shareholders’ equity	2,754,343	3,879,966	616,465

Total liabilities and shareholders’ equity	5,286,145	9,549,836	1,517,316

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2939 on December 31, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended						Year Ended
	December 31, 2010	September 30, 2011	December 31, 2011				December 31, 2010	December 31, 2011
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB ‘000	RMB ‘000

					Motel 168	excluding Motel 168				Motel 168	excluding Motel 168
Revenues:

Leased-and-operated hotels	724,905	882,070	1,181,157	187,667	351,380	829,777	2,910,458	3,559,740	565,586	351,380	3,208,360
Franchised-and-managed hotels	73,036	105,962	128,743	20,455	16,243	112,500	256,799	399,986	63,551	16,243	383,743

Total revenues	797,941	988,032	1,309,900	208,122	367,623	942,277	3,167,257	3,959,726	629,137	367,623	3,592,103
Less: Business tax and related surcharges	(48,627)	(61,686)	(81,307)	(12,918)	(21,258)	(60,049)	(191,232)	(249,274)	(39,606)	(21,258)	(228,016)

Net revenues	749,314	926,346	1,228,593	195,204	346,365	882,228	2,976,025	3,710,452	589,531	346,365	3,364,087

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(232,294)	(269,017)	(452,605)	(71,912)	(160,964)	(291,641)	(875,510)	(1,232,662)	(195,850)	(160,964)	(1,071,698)
Personnel costs	(125,460)	(159,394)	(224,501)	(35,670)	(65,606)	(158,895)	(506,406)	(657,155)	(104,411)	(65,606)	(591,549)
Depreciation and amortization	(78,065)	(90,746)	(139,023)	(22,089)	(46,012)	(93,011)	(308,888)	(398,914)	(63,381)	(46,012)	(352,902)
Consumables, food and beverage	(53,510)	(57,176)	(104,687)	(16,633)	(40,518)	(64,169)	(173,256)	(258,120)	(41,011)	(40,518)	(217,602)
Others	(88,072)	(98,011)	(145,826)	(23,169)	(43,783)	(102,043)	(310,705)	(413,815)	(65,749)	(43,783)	(370,032)

Total leased-and-operated hotel costs	(577,401)	(674,344)	(1,066,642)	(169,473)	(356,883)	(709,759)	(2,174,765)	(2,960,666)	(470,402)	(356,883)	(2,603,783)

Personnel costs of Franchised-and-managed hotels	(12,030)	(25,370)	(20,083)	(3,191)	(2,335)	(17,748)	(44,128)	(72,009)	(11,441)	(2,335)	(69,674)
Sales and marketing expenses	(7,282)	(16,067)	(19,574)	(3,110)	(3,557)	(16,017)	(33,257)	(44,451)	(7,063)	(3,557)	(40,894)
General and administrative expenses	(52,234)	(112,082)	(89,088)	(14,155)	(13,858)	(75,230)	(193,482)	(335,888)	(53,367)	(13,858)	(322,030)

Total operating costs and expenses	(648,947)	(827,863)	(1,195,387)	(189,929)	(376,633)	(818,754)	(2,445,632)	(3,413,014)	(542,273)	(376,633)	(3,036,381)

Income from operations	100,367	98,483	33,206	5,275	(30,268)	63,474	530,393	297,438	47,258	(30,268)	327,706

Interest income	3,374	6,756	11,497	1,827	1,773	9,724	9,454	31,996	5,084	1,773	30,223
Interest expenses	(891)	(6,007)	(28,313)	(4,498)	(630)	(27,683)	(2,024)	(46,868)	(7,447)	(630)	(46,238)
Issuance costs for convertible bond	(42,559)	—	—		—	—	(42,559)	—	—	—	—
(Loss)/gain on change in fair value of convertible notes	(9,040)	121,194	35,966	5,714	—	35,966	(9,040)	198,547	31,546	—	198,547
Gain on buy-back of convertible bonds	—	—	—	—	—	—	2,480	1,521	242	—	1,521
Non-operating income	5,340	21,088	4,895	779	2,927	1,968	22,223	35,899	5,705	2,927	32,972
Non-operating expenses	0	0	(7,315)	(1,162)	—	(7,315)	—	(7,315)	(1,162)	—	(7,315)
Foreign exchange (loss)/gain, net	(1,854)	(756)	18,495	2,939	548	17,947	(4,350)	15,849	2,518	548	15,301

					—

Income before income tax expense	54,737	240,758	68,431	10,874	(25,650)	94,081	506,577	527,067	83,744	(25,650)	552,717

Income tax expense	(20,269)	(75,162)	(33,815)	(5,373)	8,134	(41,949)	(139,969)	(169,442)	(26,922)	8,134	(177,576)

Net income	34,468	165,596	34,616	5,501	(17,516)	52,132	366,608	357,625	56,822	(17,516)	375,141

Less:Net income attributable to noncontrolling interests	(1,423)	(1,333)	(1,957)	(311)	—	(1,957)	(7,109)	(6,094)	(968)	—	(6,094)

Net income attributable to Home Inns’ shareholders	33,045	164,263	32,659	5,190	(17,516)	50,175	359,499	351,531	55,854	(17,516)	369,047

Earnings per share
— Basic	0.41	2.00	0.36	0.06		0.55	4.45	4.17	0.66		4.38

— Diluted	0.39	0.31	(0.06)	(0.01)		0.11	4.23	1.26	0.20		1.44

Weighted average ordinary shares outstanding
— Basic	81,575	82,311	90,596	90,596		90,596	80,847	84,222	84,222		84,222

— Diluted	85,052	92,276	99,672	99,672		99,672	84,747	94,299	94,299		94,299

Share-based compensation expense was included in the statement of operations as follows:
Operating costs and expenses	—	1,647	1,637	260		1,637	—	3,283	522		3,283
Personnel costs of Franchised-and-managed hotels	—	1,660	1,709	272		1,709	—	3,369	535		3,369
Sales and marketing expenses	—	339	317	50		317	—	656	104		656
General and administrative expenses	15,705	16,476	15,831	2,515		15,831	53,272	69,227	10,999		69,227

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2939 on December 31, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2011
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(1,066,642)	81.4%	1,637	—	14,635	1.2%	(1,050,370)	80.2%
Personnel costs of Franchised-and-managed hotels	(20,083)	1.5%	1,709	—	—	0.1%	(18,374)	1.4%
Sales and marketing expenses	(19,574)	1.5%	317	—	—	0.0%	(19,257)	1.5%
General and administrative expenses	(89,088)	6.8%	15,831	6,295	4,870	2.1%	(62,092)	4.7%

Total operating costs and expenses	(1,195,387)	91.3%	19,494	6,295	19,505	3.5%	(1,150,093)	87.8%

Income from operations	33,206	2.5%	19,494	6,295	19,505	3.5%	78,500	6.0%

	Quarter Ended December 31, 2011(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(709,759)	75.3%	1,637	—	—	0.2%	(708,122)	75.2%
Personnel costs of Franchised-and-managed hotels	(17,748)	1.9%	1,709	—	—	0.2%	(16,039)	1.7%
Sales and marketing expenses	(16,017)	1.7%	317	—	—	0.0%	(15,700)	1.7%
General and administrative expenses	(75,230)	8.0%	15,831	6,295	—	2.3%	(53,104)	5.6%

Total operating costs and expenses	(818,754)	86.9%	19,494	6,295	—	2.7%	(792,965)	84.2%

Income from operations	63,474	6.7%	19,494	6,295	—	2.7%	89,263	9.5%

	Quarter Ended December 31, 2011
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ ‘000		US$ ‘000	US$ ‘000	US$ ‘000		US$ ‘000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(169,473)	81.4%	260	—	2,325	1.2%	(166,888)	80.2%
Personnel costs of Franchised-and-managed hotels	(3,191)	1.5%	272	—	—	0.1%	(2,919)	1.4%
Sales and marketing expenses	(3,110)	1.5%	50	—	—	0.0%	(3,060)	1.5%
General and administrative expenses	(14,155)	6.8%	2,515	1,000	774	2.1%	(9,866)	4.7%

Total operating costs and expenses	(189,929)	91.3%	3,097	1,000	3,099	3.5%	(182,733)	87.8%

Income from operations	5,275	2.5%	3,097	1,000	3,099	3.5%	12,471	6.0%

	Quarter Ended December 31, 2011(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ ‘000		US$ ‘000	US$ ‘000	US$ ‘000		US$ ‘000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(112,769)	75.3%	260	—	—	0.2%	(112,509)	75.2%
Personnel costs of Franchised-and-managed hotels	(2,820)	1.9%	272	—	—	0.2%	(2,548)	1.7%
Sales and marketing expenses	(2,545)	1.7%	50	—	—	0.0%	(2,495)	1.7%
General and administrative expenses	(11,953)	8.0%	2,515	1,000	—	2.3%	(8,438)	5.6%

Total operating costs and expenses	(130,087)	86.9%	3,097	1,000	—	2.7%	(125,990)	84.2%

Income from operations	10,085	6.7%	3,097	1,000	—	2.7%	14,182	9.5%

	Quarter Ended September 30, 2011
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(674,344)	68.3%	1,647	—	—	0.2%	(672,697)	68.1%
Personnel costs of Franchised-and-managed hotels	(25,370)	2.6%	1,660	—	—	0.2%	(23,710)	2.4%
Sales and marketing expenses	(16,067)	1.6%	339	—	—	0.0%	(15,728)	1.6%
General and administrative expenses	(112,082)	11.3%	16,476	41,392	—	5.9%	(54,214)	5.5%

Total operating costs and expenses	(827,863)	83.8%	20,122	41,392	—	6.2%	(766,349)	77.6%

Income from operations	98,483	10.0%	20,122	41,392	—	6.2%	159,997	16.2%

	Quarter Ended December 31, 2010
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(577,401)	72.4%	—	—	—	0.0%	(577,401)	72.4%
Personnel costs of Franchised-and-managed hotels	(12,030)	1.5%	—	—	—	0.0%	(12,030)	1.5%
Sales and marketing expenses	(7,282)	0.9%	—	—	—	0.0%	(7,282)	0.9%
General and administrative expenses	(52,234)	6.5%	15,705	—	—	2.0%	(36,529)	4.6%

Total operating costs and expenses	(648,947)	81.3%	15,705	—	—	2.0%	(633,242)	79.4%

Income from operations	100,367	12.6%	15,705	—	—	2.0%	116,072	14.5%

	Year Ended December 31, 2011
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(2,960,666)	74.8%	3,283	—	14,635	0.5%	(2,942,748)	74.3%
Personnel costs of Franchised-and-managed hotels	(72,009)	1.8%	3,369	—	—	0.1%	(68,640)	1.7%
Sales and marketing expenses	(44,451)	1.1%	656	—	—	0.0%	(43,795)	1.1%
General and administrative expenses	(335,888)	8.5%	69,227	63,824	4,870	3.5%	(197,967)	5.0%

Total operating costs and expenses	(3,413,014)	86.2%	76,535	63,824	19,505	4.0%	(3,253,150)	82.2%

Income from operations	297,438	7.5%	76,535	63,824	19,505	4.0%	457,302	11.5%

	Year Ended December 31, 2011(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(2,603,783)	72.5%	3,283	—	—	0.1%	(2,600,500)	72.4%
Personnel costs of Franchised-and-managed hotels	(69,674)	1.9%	3,369	—	—	0.1%	(66,305)	1.8%
Sales and marketing expenses	(40,894)	1.1%	656	—	—	0.0%	(40,238)	1.1%
General and administrative expenses	(322,030)	9.0%	69,227	63,824	—	3.7%	(188,979)	5.3%

Total operating costs and expenses	(3,036,381)	84.5%	76,535	63,824	—	3.9%	(2,896,022)	80.6%

Income from operations	327,706	9.1%	76,535	63,824	—	3.9%	468,065	13.0%

	Year Ended December 31, 2011
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ ‘000		US$ ‘000	US$ ‘000	US$ ‘000		US$ ‘000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(470,402)	74.8%	522	—	2,325	0.5%	(467,555)	74.3%
Personnel costs of Franchised-and-managed hotels	(11,441)	1.8%	535	—	—	0.1%	(10,906)	1.7%
Sales and marketing expenses	(7,063)	1.1%	104	—	—	0.0%	(6,959)	1.1%
General and administrative expenses	(53,367)	8.5%	10,999	10,141	774	3.5%	(31,453)	5.0%

Total operating costs and expenses	(542,273)	86.2%	12,160	10,141	3,099	4.0%	(516,873)	82.2%

Income from operations	47,258	7.5%	12,160	10,141	3,099	4.0%	72,658	11.5%

	Year Ended December 31, 2011(excluding Motel 168)
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ ‘000		US$ ‘000	US$ ‘000	US$ ‘000		US$ ‘000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(413,699)	72.5%	522	—	—	0.1%	(413,177)	72.4%
Personnel costs of Franchised-and-managed hotels	(11,070)	1.9%	535	—	—	0.1%	(10,535)	1.8%
Sales and marketing expenses	(6,497)	1.1%	104	—	—	0.0%	(6,393)	1.1%
General and administrative expenses	(51,165)	9.0%	10,999	10,141	—	3.7%	(30,025)	5.3%

Total operating costs and expenses	(482,431)	84.5%	12,160	10,141	—	3.9%	(460,130)	80.6%

Income from operations	52,067	9.1%	12,160	10,141	—	3.9%	74,368	13.0%

	Year Ended December 31, 2010
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(2,174,765)	68.7%	—	—	—	0.0%	(2,174,765)	68.7%
Personnel costs of Franchised-and-managed hotels	(44,128)	1.4%	—	—	—	0.0%	(44,128)	1.4%
Sales and marketing expenses	(33,257)	1.1%	—	—	—	0.0%	(33,257)	1.1%
General and administrative expenses	(193,482)	6.1%	53,272	—	—	1.7%	(140,210)	4.4%

Total operating costs and expenses	(2,445,632)	77.2%	53,272	—	—	1.7%	(2,392,360)	75.5%

Income from operations	530,393	16.7%	53,272	—	—	1.7%	583,665	18.4%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2939 on December 31, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended					Year Ended
	December 31, 2010	September 30, 2011	December 31, 2011			December 31, 2010	December 31, 2011
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB‘000 (excluding Motel 168)	RMB ‘000	RMB ‘000	US$ ‘000	RMB‘000 (excluding Motel 168)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to Home Inns’ shareholders (GAAP)	33,045	164,263	32,659	5,190	50,175	359,499	351,531	55,854	369,047
Foreign exchange loss/(gain), net	1,854	756	(18,495)	(2,939)	(17,947)	4,350	(15,849)	(2,518)	(15,301)
Share-based compensation	15,705	20,122	19,494	3,097	19,494	53,272	76,535	12,160	76,535
Gain on buy-back of convertible bonds	—	—	—	—	—	(2,480)	(1,521)	(242)	(1,521)
Issuance costs for convertible bond	42,559	—	—	—	—	42,559	—	—	—
Acquisition expenses — Motel 168	—	41,392	6,295	1,000	6,295	—	63,824	10,141	63,824
Integration cost — Motel 168	—	—	19,505	3,099	—	—	19,505	3,099	—
Interest expenses — Upfront fee amortization of term loans	—	—	5,821	925	5,821	—	5,821	925	5,821
Non-operating expenses — Loss on change in fair value of interest swap transaction	—	—	7,315	1,162	7,315	—	7,315	1,162	7,315
Loss/(gain) on change in fair value of convertible notes	9,040	(121,194)	(35,966)	(5,714)	(35,966)	9,040	(198,547)	(31,546)	(198,547)
Withholding tax for profit distribution of previous periods*	—	26,693	—	—	—	—	17,469	2,776	17,469
Adjusted net income attributable to Home Inns’ shareholders (Non-GAAP)	102,203	132,032	36,628	5,820	35,187	466,240	326,083	51,811	324,642

	Quarter Ended					Year Ended
	December 31, 2010	September 30, 2011	December 31, 2011			December 31, 2010	December 31, 2011
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB‘000 (excluding Motel 168)	RMB ‘000	RMB ‘000	US$ ‘000	RMB‘000 (excluding Motel 168)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings per share (GAAP)
— Basic	0.41	2.00	0.36	0.06	0.55	4.45	4.17	0.66	4.38

— Diluted	0.39	0.31	(0.06)	(0.01)	0.11	4.23	1.26	0.20	1.44

Weighted average ordinary shares outstanding
— Basic	81,575	82,311	90,596	90,596	90,596	80,847	84,222	84,222	84,222

— Diluted	85,052	92,276	99,672	99,672	99,672	84,747	94,299	94,299	94,299

Adjusted earnings per share (Non-GAAP)
— Basic	1.25	1.60	0.40	0.06	0.39	5.77	3.87	0.62	3.85

— Diluted	1.20	1.43	0.37	0.06	0.35	5.50	3.46	0.55	3.44

Weighted average ordinary shares outstanding
— Basic	81,575	82,311	90,596	90,596	90,596	80,847	84,222	84,222	84,222

— Diluted	85,052	92,276	99,672	99,672	99,672	84,747	94,299	94,299	94,299

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2939 on December 31, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The withholding tax adjusted for Q3, RMB 26,693, was calculated based on distributable earnings since 2008 to 2011Q2.

The impact to net income of 2011 was the withholding tax in connection with earnings since 2008 to 2010.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended					Year Ended
	December 31, 2010	September 30, 2011	December 31, 2011			December 31, 2010	December 31, 2011
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB‘000 (excluding Motel 168)	RMB ‘000	RMB ‘000	US$ ‘000	RMB‘000 (excluding Motel 168)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to Home Inns’ shareholders	33,045	164,263	32,659	5,190	50,175	359,499	351,531	55,854	369,047
Interest income	(3,374)	(6,756)	(11,497)	(1,827)	(9,724)	(9,454)	(31,996)	(5,084)	(30,223)
Interest expenses	891	6,007	28,313	4,498	27,683	2,024	46,868	7,447	46,238
Income tax expense	20,269	75,162	33,815	5,373	41,949	139,969	169,442	26,922	177,576
Depreciation and amortization	81,349	93,141	145,941	23,188	98,485	319,989	413,105	65,636	365,649

EBITDA (Non-GAAP)	132,180	331,817	229,231	36,422	208,568	812,027	948,950	150,775	928,287

Foreign exchange loss/(gain), net	1,854	756	(18,495)	(2,939)	(17,947)	4,350	(15,849)	(2,518)	(15,301)
Share-based compensation	15,705	20,122	19,494	3,097	19,494	53,272	76,535	12,160	76,535
Gain on buy-back of convertible bonds	—	—	—	—	—	(2,480)	(1,521)	(242)	(1,521)
Issuance costs for convertible bond	42,559	—	—	—	—	42,559	—	—	—
Acquisition expenses — Motel 168	—	41,392	6,295	1,000	6,295	—	63,824	10,141	63,824
Integration cost — Motel 168	—	—	19,505	3,099	—	—	19,505	3,099	—
Non-operating expenses — Loss on change in fair value of interest swap transaction	—	—	7,315	1,162	7,315	—	7,315	1,162	7,315
Loss/(gain) on change in fair value of convertible notes	9,040	(121,194)	(35,966)	(5,714)	(35,966)	9,040	(198,547)	(31,546)	(198,547)
Adjusted EBITDA (Non-GAAP)	201,338	272,893	227,379	36,127	187,759	918,768	900,212	143,031	860,592

%of total revenue	25.2%	27.6%	17.4%	17.4%	19.9%	29.0%	22.7%	22.7%	24.0%

Note 1: The “Depreciation and amortization expense” includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in “Operating costs and expenses”.

The depreciation and amortization expenses of administrative long-term assets are included in “General and administrative expenses”.

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended					As of and for the year ended
	December 31, 2010	Septermber 30, 2011	December 31, 2011			December 31, 2010	December 31, 2011
			Excluding Motel 168	Motel 168	Group		Excluding Motel 168	Motel 168	Group
Total Hotels in operation:	818	1,004	1,119	307	1,426	818	1,119	307	1,426
Leased-and-operated hotels	454	500	554	144	698	454	554	144	698
Franchised-and-managed hotels	364	504	565	163	728	364	565	163	728

Total rooms	93,898	114,792	128,621	47,941	176,562	93,898	128,621	47,941	176,562

Occupancy rate (as a percentage)	90.4%	94.1%	88.4%	73.5%	84.2%	93.5%	90.3%	73.5%	88.8%

Average daily rate (in RMB)	173	180	173	154	168	175	173	154	172

RevPAR (in RMB)	156	169	153	113	141	164	156	113	152

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31, 2010	December 31, 2011
Total Hotels in operation:	663	663
Leased-and-operated hotels	382	382
Franchised-and-managed hotels	281	281

Total rooms	76,903	76,903

Occupancy rate (as a percentage)	93.0%	92.2%

Average daily rate (in RMB)	173	176

RevPAR (in RMB)	162	163

The Company didn’t participate in the operating of Motel before the quarter, therefore the above like-for-like performance figures didn't include Motel’s.

*	“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.